Exhibit 4.50

SHARE EXCHANGE AGREEMENT

between

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

and

CHIPMOS TECHNOLOGIES INC.

April 12, 2007

SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement (this “Agreement”) is made and entered into as of this 12th day of April, 2007, by and between ChipMOS TECHNOLOGIES (Bermuda) LTD., an exempted company under the laws of Bermuda (“ChipMOS Bermuda”), and ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of the Republic of China (“ROC”) (“ChipMOS Taiwan”). ChipMOS Bermuda and ChipMOS Taiwan are hereinafter collectively referred to as “Parties” and individually a “Party”.

W I T N E S S E T H

WHEREAS, ChipMOS Bermuda currently owns approximately 94.2% of the total issued shares of ChipMOS Taiwan;

WHEREAS, ChipMOS Taiwan currently owns treasury stocks amounting to 5% of its total issued shares;

WHEREAS, the Parties intend to conduct a share exchange transaction in accordance with the Corporate Merger and Acquisition Act of the ROC and the terms and conditions set forth herein;

WHEREAS, according to an ROC ruling promulgated by the ROC Ministry of Economic Affairs on 11 February 2004 (Reference No.: San-Tse-09302019010), ChipMOS Bermuda is not required to issue new shares in exchange for its equity interest in ChipMOS Taiwan if a share exchange transaction is consummated between ChipMOS Taiwan and ChipMOS Bermuda;

WHEREAS, in connection with the Share Exchange (as defined below), ChipMOS Bermuda shall issue new shares based on an agreed exchange ratio to all shareholders of ChipMOS Taiwan, other than ChipMOS Bermuda (“ChipMOS Taiwan Shareholders”) in exchange for ChipMOS Taiwan Shares (as defined below) as at the Share Exchange Record Date, so that upon the completion of the Share Exchange, ChipMOS Taiwan will become a wholly-owned subsidiary of ChipMOS Bermuda after the cancellation of the treasury stocks at the end of the restriction period pursuant to ROC Company Act and ChipMOS Taiwan Shareholders (except for Dissenting Shareholders, if any) will become shareholders of ChipMOS Bermuda.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1    DEFINITIONS

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such Person. For the purposes of this definition, “control,” when used with respect to any particular Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“ChipMOS Taiwan Shares” means the issued and outstanding shares of ChipMOS Taiwan as stated in Part II of Schedule A, other than those shares held by the Dissenting Shareholders that are subject to adjustment made pursuant to Article 4 of this Agreement and held by ChipMOS Bermuda and treasury stocks held by ChipMOS Taiwan.

“ChipMOS Taiwan Shareholders” has the meaning ascribed in the Recitals hereto.

“Closing Date” shall be the Share Exchange Record Date or such other date as the Parties may agree.

“Dissenting Shareholders” mean those shareholders of ChipMOS Taiwan who object to the Share Exchange pursuant to Article 12, Paragraph 5 of the ROC Corporate Merger and Acquisition Act and Article 187 of the ROC Company Act;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the exchange ratio of New Shares against ChipMOS Taiwan Shares prescribed under Article 3.1;

“Independent Expert” means a qualified expert under applicable ROC laws;

“Independent Expert’s Opinion” means the fair opinion issued by the Independent Expert on the Exchange Ratio and the calculation of the appraisal value for equity of the Parties;

“Liens” shall mean any liens, charges, pledges, mortgages, options, encumbrances, adverse claims, security interests or other third party rights (including rights of preemption, purchase rights and voting trusts), restrictions or limitations, in each case of any nature whatsoever, except for the transfer restrictions under the Securities Act or applicable rules and regulations of the United States.

“Material Adverse Effect” means any event, fact, circumstance or occurrence that, individually or in the aggregate, results in, or would reasonably be expected to result in, a material adverse change on the business, assets, condition (financial or otherwise), results of operation or prospects of an entity and its subsidiaries, taken as a whole, other than: (A) any change, effect, event or occurrence (i) relating to or resulting from economic or political conditions in general in any country, region or portion thereof, (ii) relating to or resulting from changes in legal or regulatory conditions or interpretations general in any country, region or portion thereof, (iii) relating to the testing and assembly portion of the semiconductor industry, (iv) resulting from any actions taken by ChipMOS Taiwan or any of its Affiliates after the date hereof or (v) resulting from actions taken by ChipMOS Bermuda at the request of ChipMOS Taiwan or any of its Affiliates, or (B) a decrease in the stock price of ChipMOS Bermuda or ThaiLin Semiconductor Corp. as the result of the Share Exchange.

“New Shares” means the common shares, par value US$0.01 per share, of ChipMOS Bermuda newly issued in connection with the Share Exchange and as stated in Part I of Schedule A;

“Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, trust, joint stock company, unincorporated organization or other entity.

“Related Party”, with respect to any specified Person, means: (i) any Affiliate of such specified Person; (ii) any other Person who serves as a director, executive officer or in a similar capacity of such specified Person; or (iii) any other Person who holds, individually or together with any Affiliate or relative of such other Person, more than 10% of the outstanding equity or ownership interests of such specified Person.

“ROC” means the Republic of China.

“ROC Acts” means the ROC Corporate Merger & Acquisition Act and the ROC Company Act as at the date of this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Share Exchange” means the exchange of New Shares for ChipMOS Taiwan Shares as contemplated by this Agreement and in accordance with the Corporate Merger and Acquisition Act of the ROC, whereby ChipMOS Bermuda will issue New Shares to ChipMOS Taiwan Shareholders in exchange for ChipMOS Taiwan Shares at the agreed Exchange Ratio;

“Share Exchange Record Date” means 1 December 2007 or such other date, which shall be agreed by the Parties after the full satisfaction or waiver of the conditions precedent set out in Article 6.1;

“Subsidiary” shall mean, for the purposes of this Agreement, ChipMOS TECHNOLOGIES (H.K.) Limited.

“Taxes” means all taxes, levies, charges, fees, duties or other similar assessments, including any income, corporation, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, escheat, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any governmental authority whether disputed or not.

“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

ARTICLE 2    SHARE EXCHANGE

Subject to the terms and conditions of this Agreement, ChipMOS Bermuda and ChipMOS Taiwan agree that on the Closing Date:

2.1	ChipMOS Bermuda shall acquire all ChipMOS Taiwan Shares in accordance with the provisions of the ROC Acts, so that ChipMOS Taiwan will become a wholly-owned subsidiary of ChipMOS Bermuda, and

2.2	ChipMOS Bermuda shall issue in favour of ChipMOS Taiwan Shareholders (excluding Dissenting Shareholders) the New Shares issued in accordance with the Exchange Ratio as stated in Article 3.1 as the consideration for ChipMOS Bermuda’s acquisition of ChipMOS Taiwan Shares and enter the ChipMOS Taiwan Shareholders (excluding Dissenting Shareholders) on the register of members of ChipMOS Bermuda.

2.3	ChipMOS Bermuda shall issue and deliver share certificates to the ChipMOS Taiwan Shareholders who tender their share certificates representing their respective shareholding in ChipMOS Taiwan, to ChipMOS Bermuda or its designees.

ARTICLE 3    CONSIDERATION and EXCHANGE RATIO

3.1	Each Eight point Four (8.4) ChipMOS Taiwan Shares shall be exchangeable for one (1) New Share (the “Exchange Ratio”), rounded downward to the nearest whole New Share (the “Share Exchange Consideration”). The Parties acknowledge and confirm that the Exchange Ratio has been determined with reference to the financial condition and results of operations of each Party as reflected in their respective financial statements as of and for the year ended December 31, 2006 and other factors considered relevant to the Parties.

The Share Exchange Consideration payable by ChipMOS Bermuda to ChipMOS Taiwan Shareholders shall be satisfied in full by the allotment and issuance of the New Shares to ChipMOS Taiwan Shareholders based on the Exchange Ratio as stated in this Article 3.1 together with any cash payable in respect of fractional shares as provided in Article 3.3, in accordance with Article 2.2.

3.2	The Exchange Ratio shall not be adjusted unless any of the following events occurs

(i)	cash capital increase, issuance of convertible corporate bonds, issuance of bonus shares, issuance of corporate bonds with warrants, preferred shares with warrants, stock warrants, or other equity-based securities of either Party, excluding any common shares of either Party to be issued as a result of the conversion, exercise or exchange of any securities outstanding as of the date of this Agreement that are convertible into or exercisable or exchangeable for common shares of such Party, including without limitation ChipMOS Bermuda’s Share Option Plan of 2001 and Share Option Plan of 2006 (collectively, the “Share Option Plans”);

(ii)	any disposal of any substantial assets of either Party that may affect its financial condition or business;

(iii)	the occurrence of any material disaster or technology changes that may affect shareholders’ interests/rights or the price of stock; or

(iv)	where it is expressly instructed by the competent governmental authority to adjust the Exchange Ratio in order to obtain the relevant regulatory approvals for the Share Exchange.

From the date of this Agreement until the Closing Date, where it is necessary to adjust the Exchange Ratio pursuant to the terms and conditions hereof and to the extent permissible under the applicable laws, the Parties shall jointly adjust the Exchange Ratio. In such case, corresponding adjustment should be made to the number of the New Shares to be issued by ChipMOS Bermuda for the Share Exchange.

3.3	New Shares shall only be issued in whole share units in connection with the Share Exchange. In lieu of any fractional New Shares that would otherwise be issuable upon application of the Exchange Ratio, each holder of ChipMOS Taiwan Shares will receive a payment in cash from ChipMOS Bermuda at NT$24.76 per ChipMOS Taiwan Share, and the payment shall be rounded up to the nearest whole number in New Taiwan Dollar. The Parties acknowledge and confirm that NT$24.76 per ChipMOS Taiwan Share referred to in the preceding sentence is equal to US$0.75 per ChipMOS Taiwan Share, as converted from U.S. Dollars to New Taiwan Dollars based on the arithmetic mean of the exchange rates between U.S. Dollars and New Taiwan Dollars for thirty business days starting from February 12, 2007 and ending on April 4, 2007.

3.4	Except for the necessity for the adjustments of Exchange Ratio, the shares of ChipMOS Taiwan bought back from the Dissenting Shareholders or cash payments to be made in lieu of any fractional New Shares, on the Share Exchange Record Date, ChipMOS Bermuda shall issue up to 858,847 common shares to the ChipMOS Taiwan Shareholders (based on the ChipMOS Taiwan’s registry of shareholders as of the Share Exchange Record Date).

ARTICLE 4    DISSENTING SHAREHOLDERS

4.1	The Parties agree that ChipMOS Taiwan shall buy back all ChipMOS Taiwan’s shares held by Dissenting Shareholders at fair value and pursuant to the procedures as provided in Article 12, Paragraph 5 of the ROC Corporate Merger and Acquisition Act and Article 187 of the ROC Company Act. All ChipMOS Taiwan’s shares bought back by ChipMOS Taiwan from the Dissenting Shareholders shall be cancelled by ChipMOS Taiwan.

4.2	The closing of the Share Exchange shall take place on the Closing Date, and without prejudice of to the generality hereof, notwithstanding the occurrence of any of the following circumstances as of the Closing Date: (i) ChipMOS Taiwan and any Dissenting Shareholder have not reached an agreement on the price of the ChipMOS Taiwan’s shares that are requested by the Dissenting Shareholders to be bought back by ChipMOS Taiwan; (ii) any Dissenting Shareholder has applied with the court of the ROC for a determination on such price and the court of the ROC has not granted such decision; or (iii) ChipMOS Taiwan has not completed the procedure for the buyback of the relevant ChipMOS Taiwan’s shares from the Dissenting Shareholder.

4.3	In the event that ChipMOS Taiwan has not completed the buyback of any ChipMOS Taiwan shares from any Dissenting Shareholder(s) on or prior to the Share Exchange Record Date, then the ChipMOS Taiwan Shares held by such Dissenting Shareholder(s) shall be exchanged for New Shares on the Share Exchange Record Date in accordance with the terms of this Agreement and a ruling promulgated by the ROC Ministry of Economic Affairs on 17 July 2003 (Reference No.: Gin-San-Tze-09202143760). Thereafter, if ChipMOS Taiwan is required to make payment to one or more Dissenting Shareholder(s) as contemplated in Article 4.1, then ChipMOS Taiwan shall take such action with respect to the New Shares issued to such Dissenting Shareholder(s) in exchange for the ChipMOS Taiwan Shares as ChipMOS Bermuda shall direct.

ARTICLE 5    DIRECTORS AND SUPERVISORS

1.	The Parties agree that the incumbent directors and supervisors of ChipMOS Taiwan shall continue their remaining term of office until the end of such term.

2.	The Parties agree that the incumbent directors of ChipMOS Bermuda shall continue their remaining term of office until the end of such term.

ARTICLE 6    CONDITIONS PRECEDENT

6.1	The obligations of each of the Parties to complete the Share Exchange are subject to the satisfaction of the following conditions:

6.1.1	ChipMOS Bermuda has increased its authorized share capital, if necessary, to allow for the issuance of the New Shares, and its board of directors has passed a resolution approving the Share Exchange and the issuance of the New Shares pursuant to the terms and conditions of this Agreement and authorizing management on behalf of ChipMOS Bermuda for the execution of this Agreement and any other notices or documents required in connection herewith.

6.1.2	ChipMOS Taiwan’s board of directors and shareholders’ meeting have passed a resolution approving the Share Exchange pursuant to the terms and conditions of this Agreement and authorizing a specific person to approve any amendment, alteration or modification to this Agreement and related documents, and authorizing the specific person on behalf of ChipMOS Taiwan for the execution of this Agreement and any other notices or documents required in connection herewith.

6.1.3	The Independent Expert of each Party has issued the respective Independent Expert’s Opinion, which has been adopted by the board of directors or shareholders’ meeting, as applicable, of each Party, confirming that the Exchange Ratio is reasonable.

6.1.4	All competent authorities, including, without limitation, the Investment Commission of the Ministry of Economic Affairs of the ROC, have approved the Share Exchange, and no government authority has issued an injunction, decree or order enjoining, restraining or otherwise prohibiting the Share Exchange.

6.1.5	All consents, if necessary, have been duly received from all creditors and relevant third parties for the Share Exchange.

6.1.6	All representations and warranties made by ChipMOS Taiwan as set forth in Article 7 shall be true and correct in all material respects (except for each of the representations and warranties made by ChipMOS Taiwan that are limited by materiality, which shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date as if again made by ChipMOS Taiwan on and as of such date, except to the extent such representations and warranties are made on and as of a specified date, in which event such representations and warranties shall be true and correct in all material respects (except for each of the representations and warranties made by ChipMOS Taiwan that are limited by materiality, which shall be true and correct in all respects) on and as of such specified date, and ChipMOS Taiwan shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

6.1.7	All representations and warranties made by ChipMOS Bermuda as set forth in Article 8 shall be true and correct in all material respects (except for each of the representations and warranties made by ChipMOS Bermuda that are limited by materiality, which shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date as if again made by ChipMOS Bermuda on and as of such date, except to the extent such representations and warranties are made on and as of a specified date, in which event such representations and warranties shall be true and correct in all material respects (except for each of the representations and warranties made by ChipMOS Bermuda that are limited by materiality, which shall be true and correct in all respects) on and as of such specified date, and ChipMOS Bermuda shall have performed all obligations and conditions herein required to be performed or observed by it on or prior to the Closing Date.

ARTICLE 7    REPRESENTATIONS AND WARRANTIES OF CHIPMOS TAIWAN

ChipMOS Taiwan hereby represents and warrants as of the date hereof as follows:

7.1	Organization and Qualification

ChipMOS Taiwan is a company duly organized and validly existing under the Laws of ROC. ChipMOS Taiwan is duly authorized to conduct business under the Laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of ChipMOS Taiwan to consummate the transactions contemplated herein.

7.2	Authorization; Binding Obligations

This Agreement and the transactions contemplated hereby have been duly authorized by all requisite corporate action and proceedings of ChipMOS Taiwan. ChipMOS Taiwan has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by ChipMOS Taiwan, and, assuming due execution and delivery by the other Party hereto, this Agreement constitutes a valid and legally binding obligation of ChipMOS Taiwan, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect affecting creditors’ rights generally or by general principles of equity.

7.3	Consents and Approvals

No consent, approval, permit or authorization of, license or order of, or registration, declaration, filing with, or notice to, any governmental authority (such consents, approvals, authorizations, licenses, orders, registrations, filings and notices, together with any consents, approvals, actions or notices required to be obtained from any governmental authority, collectively, the “Consents”) is required to be obtained, made or given by or with respect to ChipMOS Taiwan in connection with (i) the execution and delivery by ChipMOS Taiwan of this Agreement, (ii) the performance by ChipMOS Taiwan of its obligations under this Agreement or (iii) the consummation by ChipMOS Taiwan of the transactions contemplated by this Agreement; in each case, other than where a lack thereof would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of ChipMOS Taiwan to consummate the transactions contemplated herein.

7.4	Compliance with Other Instruments

The execution, delivery and performance by ChipMOS Taiwan of this Agreement, the compliance by ChipMOS Taiwan with all the provisions hereof and thereof on the part of ChipMOS Taiwan and the consummation of the transactions contemplated hereby on the part of ChipMOS Taiwan will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, the memorandum of association, articles of association, by-laws or other governing documents of ChipMOS Taiwan, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which ChipMOS Taiwan is a party or by which ChipMOS Taiwan is bound or to which any of the property or assets of ChipMOS Taiwan is subject, or (ii) result in any violation of the provisions of the governing documents of ChipMOS Taiwan or any statute or any order, rule or regulation of ROC or any of respective properties or assets; in each case, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of ChipMOS Taiwan to consummate the transactions contemplated herein.

7.5	Title; Ownership

Each of respective ChipMOS Taiwan Shareholder owns and holds good and valid title to its ChipMOS Taiwan Shares, free of all Liens, as of the Closing Date. The ChipMOS Taiwan Shares are the property of the respective ChipMOS Taiwan Shareholders and each respective ChipMOS Taiwan Shareholder may transfer its ChipMOS Taiwan Shares to any person or entity without any restrictions whatsoever. Each respective ChipMOS Taiwan Shareholders has voting power with respect to its ChipMOS Taiwan Shares with no limitations or restrictions on such rights. Upon consummation of the transactions contemplated by this Agreement, ChipMOS Bermuda will acquire from the ChipMOS Taiwan Shareholders record and beneficial ownership of the ChipMOS Taiwan Shares, free and clear of all Liens, validly issued, fully paid and non-assessable and free of any preemptive rights.

7.6	Unregistered Securities

ChipMOS Taiwan acknowledges that it has been advised by ChipMOS Bermuda that the New Shares are being issued an exchange offer pursuant to Rule 802 of the Securities Act, and have not been and will not be registered under the Securities Act. ChipMOS Taiwan acknowledges that the share certificates evidencing the New Shares shall bear the following legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, AND ACCORDINGLY NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT AND ANY SUCH LAWS APPLICABLE THERETO AND THE RULES AND REGULATIONS THEREUNDER.

ARTICLE 8    REPRESENTATIONS AND WARRANTIES OF CHIPMOS BERMUDA

ChipMOS Bermuda hereby represents and warrants as of the date hereof (except as otherwise stated) as follows:

8.1	Organization, Good Standing and Qualification; Subsidiary

ChipMOS Bermuda is a company duly organized, validly existing and in good standing under the Laws of Bermuda. The Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. ChipMOS Bermuda and the Subsidiary have all requisite corporate power and authority to own and operate their respective properties and assets and to carry on their respective businesses as presently conducted. All such organizational documents of ChipMOS Bermuda and the Subsidiary are in full force and effect and neither ChipMOS Bermuda nor the Subsidiary is in violation of its organizational documents, except where such violation of organizational documents would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

8.2	Capitalization; Valid Issuance

(a)	All of the outstanding shares of capital stock of ChipMOS Bermuda have been duly authorized and validly issued and are fully paid and non-assessable, and all of the outstanding shares of capital stock of the Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are owned by ChipMOS Bermuda, free and clear of all Liens. As of March 31, 2007, there were (i) authorized share capital consisting of 250 million Common Shares par value US$ 0.01 per share and 75 million preferred shares and (ii) issued and outstanding 82,802,463 shares of Common Shares. Except for options granted under Share Option Plans, ChipMOS Bermuda’s 1.75% Convertible Senior Notes of ChipMOS Bermuda due 2009 (the “2009 Convertible Senior Notes”) and ChipMOS Bermuda’s 3.375% Convertible Senior Notes due 2011 (the “2011 Convertible Senior Notes”), there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require ChipMOS Bermuda to issue, sell, or otherwise cause to become outstanding any voting securities of ChipMOS Bermuda or the Subsidiary.

(b)	Upon consummation of the transactions contemplated by this Agreement, the ChipMOS Taiwan Shareholders will become the registered holders of the New Shares, free and clear of all Liens. The New Shares will be duly authorized by all necessary corporate action on the part of ChipMOS Bermuda pursuant to the terms of this Agreement. When so issued pursuant to the terms of this Agreement, The New Shares will be validly issued, fully paid and non-assessable and free of any preemptive rights.

8.3	Authorization; Binding Obligations

This Agreement and the transactions contemplated hereby have been duly authorized by all requisite corporate action of ChipMOS Bermuda. ChipMOS Bermuda has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by ChipMOS

Bermuda, and, assuming due execution and delivery by the other Party thereto, this Agreement constitutes a valid and legally binding obligation of ChipMOS Bermuda, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect affecting creditors’ rights generally or by general principles of equity.

8.4	Consents and Approvals

Except for foreign investment approval from the Investment Commission of the ROC Ministry of Economic Affairs, no Consent is required to be obtained, made or given by or with respect to ChipMOS Bermuda in connection with (i) the execution and delivery by ChipMOS Bermuda of this Agreement, (ii) the performance by ChipMOS Bermuda of its obligations under this Agreement or (iii) the consummation by ChipMOS Bermuda of the transactions contemplated by this Agreement; in each case, other than where a lack thereof would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on ChipMOS Bermuda’s ability to consummate the transactions contemplated herein.

8.5	Compliance with Other Instruments

The execution, delivery and performance of this Agreement by ChipMOS Bermuda with all the provisions hereof and thereof and the consummation of the transactions contemplated hereby will not conflict with or result in (i) any violation of the provisions of the Memorandum of Association or By-laws of ChipMOS Bermuda or any of the governing documents of the Subsidiary or any statute or any order, rule or regulation of any governmental authority having jurisdiction over ChipMOS Bermuda or the Subsidiary or any of their properties or assets, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not be reasonably expected to have, a Material Adverse Effect, (ii) any breach, default, termination, triggering of the put or call options, acceleration or redemption rights or other similar rights under the 2009 Convertible Senior Notes or 2011 Convertible Senior Notes, or (iii) any breach or violation of any of the terms or provisions of, or constitute a default under, any material contract to which ChipMOS Bermuda or the Subsidiary is a party or by which ChipMOS Bermuda or the Subsidiary is bound or to which any of the property or assets of ChipMOS Bermuda or the Subsidiary is subject, other than any such conflicts, breaches, violations or defaults which, individually or in the aggregate, would not be reasonably expected to have, a Material Adverse Effect.

8.6	SEC Documents; Other Reports; Internal Controls

(a)	ChipMOS Bermuda has timely filed all of the reports, schedules, registration statements and other documents, together with amendments thereto, required to be filed with the SEC since June 19, 2001 (the “ChipMOS Bermuda Reports”), except where a failure to do so would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All ChipMOS Bermuda Reports filed to date comply in all material respects with applicable law and regulation. No executive officer of ChipMOS Bermuda has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and, to ChipMOS Bermuda’s knowledge, no enforcement action (including formal or informal investigation or inquiry) has been initiated against ChipMOS Bermuda by the SEC relating to disclosures contained in any ChipMOS Bermuda Reports.

(b)	ChipMOS Bermuda and the Subsidiary have timely filed all reports, registrations, applications, statements and other filings with relevant governmental authorities, except where the failure of to make such filings would not have or be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. To ChipMOS Bermuda’s knowledge, except for normal examinations conducted by a governmental authority in the regular course of the business of ChipMOS Bermuda and the Subsidiary, no governmental authority has initiated any proceeding or, threatened an investigation into the business or operations of ChipMOS Bermuda or the Subsidiary which has not been resolved to date.

(c)	ChipMOS Bermuda maintains a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted principles as applied by ChipMOS Bermuda, except where the lack of such system would not have or reasonably be expected to have a Material Adverse Effect. ChipMOS Bermuda’s certifying officers have evaluated the effectiveness of ChipMOS Bermuda’s controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act) as of the end of the period covered by ChipMOS Bermuda’s Annual Report for the year ended December 31, 2005 on Form 20-F (such date, the “Evaluation Date”). ChipMOS Bermuda presented in its Annual Report for the year ended December 31, 2005 on form 20-F the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluation as of the Evaluation Date. ChipMOS Bermuda is in compliance with the provisions of Section 404 of the Sarbanes-Oxley Act effective and applicable to ChipMOS Bermuda as of the date hereof, except where such non-compliance would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)	Except as disclosed in ChipMOS Bermuda Reports filed prior to the date hereof, since June 19, 2001, (i) to the knowledge of ChipMOS Bermuda, neither ChipMOS Bermuda nor the Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the internal accounting controls of ChipMOS Bermuda or the Subsidiary, and (ii) no attorney representing ChipMOS Bermuda or the Subsidiary, whether or not employed by ChipMOS Bermuda or its Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by ChipMOS Bermuda or any of its officers, directors, employees or agents to ChipMOS Bermuda’s board of directors or any committee thereof or to any director or officer of ChipMOS Bermuda.

8.7	Financial Statements

The audited consolidated balance sheets and audited consolidated statements of income and cash flows of ChipMOS Bermuda as at December 31, 2005 and for the three years ended December 31, 2005 including in each case any related notes and schedules thereto, included in ChipMOS Bermuda Reports filed on or prior to the date hereof complied, and the financial statements of ChipMOS Bermuda, including any related notes and schedules thereto, included in any ChipMOS Bermuda Reports filed after the date hereof but prior to the Closing Date will comply, as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and ChipMOS Bermuda Reports have been or will be prior to the Closing Date, as the case may be, prepared in accordance with ROC GAAP as reconciled to US GAAP applied on a consistent basis during the periods involved

(except as may be disclosed therein), and fairly present the consolidated financial position of ChipMOS Bermuda and its consolidated companies and the consolidated results of operations, changes in stockholders’ equity and cash flows of such companies as of the dates and for the periods shown. The books and records of ChipMOS Bermuda and its consolidated companies have been, and are being, maintained in all material respects in accordance with ROC GAAP as reconciled to US GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. The consolidated financial statements of ChipMOS Bermuda for the year ended December 31,2006 is hereinafter referred to as the “2006 Financial Statements”.

8.8	No Undisclosed Liabilities.

Neither ChipMOS Bermuda nor the Subsidiary has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations that would not reasonably be expected to have a Material Adverse Effect, or disclosed or provided (i) in the 2006 Financial Statements and the notes thereto, (ii) in ChipMOS Bermuda Reports filed prior to the date hereof or (iii) in documents publicly available prior to the date hereof.

8.9	Absence of Certain Changes or Events

Except as disclosed in ChipMOS Bermuda Reports filed and publicly available prior to the date hereof or in the 2006 Financial Statements and the notes thereto, since December 31,2006, the businesses of ChipMOS Bermuda and the Subsidiary have been conducted in all material respects in the ordinary course of business consistent with past practice, and there has not been any change, development, event, condition, occurrence or effect that individually or in the aggregate has had a Material Adverse Effect.

8.10	Contracts

Except as disclosed in ChipMOS Bermuda Reports filed prior to the date hereof or in the 2006 Financial Statements and the notes thereto, neither ChipMOS Bermuda nor the Subsidiary is a party to or is bound by any material contract relating to (i) the borrowing of money, guarantees, or security agreements, (ii) the purchase, sale, transfer, assignment or other disposition of assets or liabilities of ChipMOS Bermuda or the Subsidiary or (iii) pursuant to which ChipMOS Bermuda or the Subsidiary has agreed to grant or has granted an option or similar right to another Person affecting any material asset of ChipMOS Bermuda or its Subsidiary; which in each case, would have individually or in the aggregate, a Material Adverse Effect. Neither ChipMOS Bermuda nor the Subsidiary is in material breach or default, or has received written notice of a claimed material breach or default, under any of its material contracts and, to ChipMOS Bermuda’s knowledge, there does not exist under any of the material contracts any event which, with the giving of notice or lapse of time or both, would constitute a material breach or default by ChipMOS Bermuda or the Subsidiary or any other party thereto and would have, individually or in the aggregate, a Material Adverse Effect.

8.11	Litigation

Except as disclosed in ChipMOS Bermuda Reports filed prior to the date hereof or in the 2006 Financial Statements and the notes thereto, there are no actions pending to which ChipMOS Bermuda or the Subsidiary is a party or of which any property or assets of ChipMOS Bermuda or the Subsidiary is the subject which, if determined adversely to ChipMOS Bermuda or its Subsidiary, would have a Material Adverse Effect; and to ChipMOS Bermuda’s knowledge, no such Actions are threatened or contemplated by governmental authorities or threatened by others.

8.12	Permits

Except as otherwise disclosed in ChipMOS Bermuda Reports or in the 2006 Financial Statements and the notes thereto, each of ChipMOS Bermuda and the Subsidiary has such certificates, authorizations, licenses, concessions, approvals, orders or permits issued by the appropriate regulatory agencies or bodies necessary to own, lease or license, as the case may be, and to operate their properties and to conduct the businesses now conducted by ChipMOS Bermuda and the Subsidiary, except to the extent that the failure to have any such certificate, authorization, license, concession, approval, order to permit would not have a Material Adverse Effect.

8.13	Tax Matters

Except as would not reasonably be expected to have a Material Adverse Effect, (i) ChipMOS Bermuda and the Subsidiary have duly prepared and timely filed all Tax Returns that are required to be filed by each of them and have paid or made provision for the payment of all Taxes with respect to the periods covered by such Tax Returns (whether or not such amounts are shown as due on any tax return); (ii) all Taxes required to have been withheld, collected or deposited by ChipMOS Bermuda or the Subsidiary have been timely withheld, collected or deposited, as the case may be, and to the extent required, have been paid to the relevant taxing authority; (iii) no deficiency assessment with respect to a proposed adjustment of ChipMOS Bermuda’s or the Subsidiary’s Taxes is pending or, to the best of ChipMOS Bermuda’s knowledge, threatened; (iv) neither ChipMOS Bermuda nor the Subsidiary has entered into any agreement with any governmental authority; (v) to ChipMOS Bermuda’s knowledge, there are no Liens relating to Taxes, whether imposed by any Governmental Authority or other taxing authority, outstanding against the assets, properties or business of ChipMOS Bermuda or the Subsidiary; (vi) neither ChipMOS Bermuda nor the Subsidiary has any liability for Taxes of any third party as a taxpayer, transferee, responsible party or successor by law, contract or otherwise; and (vii) neither ChipMOS Bermuda nor the Subsidiary is a party to any Tax sharing agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

8.14	Property

ChipMOS Bermuda and the Subsidiary have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all Liens, except such Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by ChipMOS Bermuda and the Subsidiary. All real property and other assets held under lease by ChipMOS Bermuda and the Subsidiary are held by them under valid, subsisting and enforceable leases, with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by ChipMOS Bermuda and the Subsidiary.

8.15	Intellectual Property

Except as disclosed in ChipMOS Bermuda Reports filed prior to the date hereof or in the 2006 Financial Statements and the notes thereto, ChipMOS Bermuda and the Subsidiary own or possess the legal rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights and licenses owned by or licensed to ChipMOS Bermuda or Subsidiary, as the case may be, and to ChipMOS Bermuda’s knowledge, have not received any notice of any claim of conflict with, any such rights of others, which notice or claim remains in dispute and which would have a Material Adverse Effect.

8.16	Insurance

Except as would not reasonably be expected to have a Material Adverse Effect, ChipMOS Bermuda and the Subsidiary carry, or are covered by, insurance in such amounts and covering such risks as is prudent and customary for companies of similar size engaged in similar businesses in similar industries and whose operations are primarily located in the same jurisdiction, and all such insurance contracts of ChipMOS Bermuda or the Subsidiary are in full force and effect.

8.17	Compliance with Laws

Each of ChipMOS Bermuda and the Subsidiary is in compliance with all laws applicable to it or any of its properties, assets, operations or business, provided that where a violation thereof would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither ChipMOS Bermuda nor any of its Subsidiary, nor any director, officer, agent, employee or other person associated with or acting on behalf of ChipMOS Bermuda or any of its Subsidiary, has violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977. Neither ChipMOS Bermuda nor any of its Affiliates has taken, nor will they take, directly or indirectly, any action designed to or which has constituted or which might be reasonably expected to cause or result in the stabilization or manipulation of the price of the outstanding common shares of ChipMOS Bermuda to facilitate the sale or resale of such securities in violation of the Securities Act.

8.18	Transactions with Affiliates

Other than the transactions contemplated hereby, there is not and has not been any transaction, direct or indirect, between or among ChipMOS Bermuda or its Subsidiary, Affiliates or Related Parties, on the one hand, and the directors, officers or shareholders of ChipMOS Bermuda, on the other hand, which has not been disclosed in ChipMOS Bermuda Reports filed prior to the date hereof or in the 2006 Financial statements and the notes there to and, individually or in the aggregate, would have or be expected to have, individually or in the aggregate, a Material Adverse Effect.

8.19	Employees; Labor Matters

Each of ChipMOS Bermuda and the Subsidiary has complied and is in compliance, with all applicable laws relating to employees and employment practices, terms and conditions of employment, employee relations, wages and hours, civil rights and equal employment opportunities; except where any such non-compliance, breaches or violations thereof, individually or in the aggregate, would not have a Material Adverse Effect; and ChipMOS Bermuda (i) has performed in all material respects all obligations required to be performed by it under any of its benefit plans (including the making when due of all contributions required by applicable law or by any agreement to which ChipMOS Bermuda is a party), (ii) is not in default under or in violation of any such benefit plan and (iii) is in compliance with the requirements prescribed by statutes, orders or governmental rules or regulations applicable to such benefit plans, except, in each case, for any such non-

performance, violations or defaults thereof, which, individually or in the aggregate, would not have a Material Adverse Effect. No labor disturbance by the employees of ChipMOS Bermuda exists or, to the knowledge of ChipMOS Bermuda, is imminent, which would have a Material Adverse Effect.

8.20	Environmental Matters

ChipMOS Bermuda and the Subsidiary are, and at all times have been, in compliance with all applicable environmental laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither ChipMOS Bermuda nor the Subsidiary has received any written or, to ChipMOS Bermuda’s knowledge, oral environmental claim, and, to ChipMOS Bermuda’s knowledge, there is no threatened environmental claim. Neither ChipMOS Bermuda nor the Subsidiary has assumed, contractually or by operation of Law, any liabilities under any environmental laws, except, in each case, as would not have, individually or in the aggregate, a Material Adverse Effect.

8.21	Company Information

The documents filed by ChipMOS Bermuda or the Subsidiary with SEC or any governmental authority in connection with this Agreement or the transactions contemplated hereby will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that ChipMOS Bermuda makes no representation or warranty with respect to any information supplied by ChipMOS Taiwan in writing specifically for inclusion therein.

8.22	No Other Representations and Warranties

Except for the representations and warranties contained in this Article 8, neither ChipMOS Bermuda nor any other Person makes any other express or implied representation or warranty on behalf of or with respect to ChipMOS Bermuda, and ChipMOS Bermuda hereby disclaims any such representation or warranty, whether by ChipMOS Bermuda or any other Person, with respect to the execution and delivery of this Agreement, the consummation of the transactions contemplated in this Agreement or ChipMOS Bermuda, notwithstanding the delivery or disclosure to ChipMOS Taiwan or any other Person of any documentation or other information by ChipMOS Bermuda or any other Person with respect to any one or more of the foregoing.

ARTICLE 9    COVENANTS

9.1	Unless ChipMOS Taiwan otherwise agrees in writing, ChipMOS Bermuda undertakes that from the date of this Agreement to the Share Exchange Record Date, it shall:

(i)	maintain its corporate existence and conduct its business in a proper and efficient manner and in compliance with all laws, regulations, authorizations, agreements and obligations applicable to it and pay all taxes imposed on it when due and procure that its Subsidiary maintains its corporate existence and conducts its business in a proper and efficient manner;

(ii)	not materially change the nature or scope of the business of ChipMOS Bermuda and that of its Subsidiary; and

9.2	Unless ChipMOS Bermuda otherwise agrees in writing, ChipMOS Taiwan undertakes that from the date of this Agreement to the Share Exchange Record Date, it shall:

(i)	maintain its corporate existence and conduct its business in a proper and efficient manner and in compliance with all laws, regulations, authorizations, agreements and obligations applicable to it and pays all taxes imposed on it when due and procure that each of its subsidiaries maintains its corporate existence and conducts its business in a proper and efficient manner;

(ii)	not materially change the nature or scope of the business of ChipMOS Taiwan and that of its subsidiaries; and

9.3	From the date hereof and until the Closing Date, each of ChipMOS Bermuda and ChipMOS Taiwan shall, with respect to the conditions set forth in Rule 802 under the Securities Act:

(i)	(a) permit U.S. holders (as defined in Rule 801 under the Securities Act) to participate in the Share Exchange on terms at least as favorable as those offered any other ChipMOS Taiwan Shareholders, (b) if ChipMOS Bermuda publishes or otherwise disseminates an informational document to the shareholders of ChipMOS Taiwan in connection with the Share Exchange, disseminate that informational document, including any amendment thereto, in English, on at least a comparable basis to that provided to the shareholders of ChipMOS Taiwan in the ROC, (c) furnish the information document published or otherwise disseminated to the shareholders of ChipMOS Taiwan, including amendment, in English, to the SEC on Form CB by the first business day after publication or dissemination, (d) file a Form F-X with the SEC at the same time as the submission of Form CB to appoint an agent for service in the United States and (e) if ChipMOS Bermuda disseminates information regarding the Share Exchange by publication in Bermuda, publish the information in the United States in a manner reasonably circulated to inform U.S. holders of the Share Exchange.

(ii)	include the following legend on the cover page or other prominent portion of any information document ChipMOS Bermuda publishes or disseminates to U.S. holders:

The share exchange transaction is made for the securities of ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of the Republic of China, and is subject to disclosure requirements of the Republic of China that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with auditing standards generally accepted in the Republic of China that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since ChipMOS TECHNOLOGIES (Bermuda) LTD, is located in Bermuda, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a Bermuda company or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a Bermuda company and its affiliates to subject themselves to a United States court’s judgment.

You should be aware that ChipMOS TECHNOLOGIES (Bermuda) LTD. may purchase the securities other than under the share exchange transaction, such as in open market or privately negotiated purchases.

9.4	ChipMOS Taiwan undertakes not to transfer any of its currently held treasury stocks to any employees or third party and shall cancel all of its treasury stocks held as of the date hereof within 3 years, to the extent permissible under the applicable ROC laws.

ARTICLE 10    TERMINATION

10.1	This Agreement may be terminated at any time prior to the Share Exchange Record Date in any of the following events:

(i)	by mutual written consent of the Parties;

(ii)	by either Party, with a written notice to the other Party upon the occurrence of any of the following events:

(a)	if any government authorities shall have issued an injunction, decree or order enjoining, restraining or otherwise prohibiting the Share Exchange;

(b)	if the other Party voluntarily files or is subject to a filing of a petition for bankruptcy, dissolution or liquidation or reorganization, or a decree or order by a court adjudging that Party insolvent or approving a petition seeking its reorganization or the appointment of a receiver, liquidator or trustee, or the start of its bankruptcy or liquidation proceeding; or

(c)	if the other Party breaches any obligation, undertaking, representation or warranty under this Agreement, and such breach has not been cured within thirty (30) days upon receipt of a written notice from the non-breaching Party.

10.2	Each Party agrees to indemnify and hold harmless the other Party from and against all losses, expenses and damages (including, without limitation, attorneys’ fees) suffered or incurred by the other Party as a result of any breach of representation, warranty or covenants of that Party under this Agreement.

ARTICLE 11    MISCELLANEOUS

11.1	This Agreement shall be governed by and construed in accordance with the laws of the ROC.

11.2	The Parties shall in good faith try to resolve any dispute, controversy or claim arising out of or relating to this Agreement (a “Dispute”) promptly by amicable negotiation between their officers or representatives who have authority to settle the Dispute.

If the Dispute cannot be resolved within sixty (60) days after either Party serves a notice of Dispute, such Dispute shall finally be settled by the ROC Arbitration Association and pursuant to the Arbitration Act of the ROC by a panel of three arbitrators. Each Party is entitled to appoint one arbitrator and these two arbitrators so appointed shall jointly appoint the third arbitrator who shall act as the chair of the panel. Unless otherwise agreed to by the Parties, the arbitration shall be held in Taipei and in Chinese. The arbitral award shall be final and binding on the Parties.

11.3	If any part of this Agreement is found or held to be void or voidable or unenforceable for violation of or conflict with any laws or regulations, the validity and enforceability of the remainder of this Agreement shall not be affected. ChipMOS Bermuda and ChipMOS Taiwan shall amend the void or voidable part of this Agreement promptly; provided, that such amendment shall retain, to the extent permissible by law, the intent expressed by the Parties hereunder.

11.4	Any notices and other communications required to be given pursuant to this Agreement shall be in writing and addressed at the following addresses or other addresses as are notified by either Party to the other Party in the same way:

If to ChipMOS Bermuda:

ChipMOS TECHNOLOGIES (Bermuda) LTD.,

Attention: Chief Executive Officer

Address: 11F, No 3, Lane 91, Dongmei Rd., Hsinchu, Taiwan, R.O.C.

If to ChipMOS Taiwan:

ChipMOS TECHNOLOGIES INC.

Attention: Chairman of the Board

Address: No. 1, R&D Rd. 1, Science Park, Hsinchu, Taiwan, R.O.C.

11.5	Neither Party may assign or transfer any of its rights, benefits and obligations under this Agreement without the prior written consent of the other Party.

11.6	Except for Article 9.4, all agreements, representations and warranties made in this Agreement shall survive one (1) year from the date hereof and inure to the benefit of the successors of the Parties.

11.7	The time and content of any public announcement or press releases pertaining to the Share Exchange under this Agreement shall be discussed and agreed to by the Parties.

11.8	This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

11.9	This Agreement shall be executed in the English and Chinese versions. (i.e., this Agreement shall be executed in two (2) counterparts for each version, each of which shall be held by each Party). In the event of inconsistency between the English version and the Chinese version, the Chinese version shall prevail and govern.

[End of Text]

IN WITNESS WHEREOF, the parties have executed this Agreement or cause this Agreement to be executed by their respectively authorized representatives as of the day and year first above written.

CHIPMOS TECHNOLOGIES (Bermuda) LTD.

Name: S. J. Cheng
Title: Chief Executive Officer

ChipMOS TECHNOLOGIES INC.

Name: R. B. Tsai

SCHEDULE A

PART I

New Shares

Class of shares	: common shares, par value US$0.01 per share

Number of shares	: up to 858,847 shares

PART II

ChipMOS Taiwan Shares

Class of shares	: common shares, par value NT$10 per share

Number of shares	: 7,214,316 shares

S-1